EXHIBIT 99.2

GRAVIS OIL CORPORATION

A Development Stage Enterprise

Interim Consolidated Financial Statements

January 31, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

/s/ Jeffrey Freedman
Chief Financial Officer

GRAVIS OIL CORPORATION (a development stage enterprise)
Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
(Unaudited)	(United States dollars)
	January 31, 2012	April 30, 2011
Assets
Current assets
Cash and cash equivalents	$261,222	$1,179,838
Cash in escrow (note 7(b))	-	658,000
Accounts receivable	7,447	231,316
Prepaid expenses and deposits	163,615	92,196
	432,284	2,161,350

Oil and gas assets (note 4)	18,055,409	17,975,830
Administrative assets	11,712	19,498
Long-term receivable (note5)	294,025	294,862
Reclamation deposits (note 6)	25,000	143,696
Deferred transaction costs (note 7)	79,048	223,276
	18,465,194	18,657,162
	$18,897,478	$20,818,512

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$561,071	$1,251,736
Accrued interest payable	1,277,407	505,696
Asset retirement obligations (note 6)	254,349	205,700
Liability portion of convertible notes (note 7)	6,336,456	1,626,243
	8,429,283	3,589,375

Asset retirement obligations (note 6)	523,283	521,636
Liability portion of convertible notes (note 7)	1,951,703	5,040,020
Derivatives (note 8)	181,350	14,499,894
	2,656,336	20,061,550
	11,085,619	23,650,925

Shareholders’ Equity
Common shares - Unlimited shares without par value authorized; 14,078,947 Issued at January 31, 2012 and April 30, 2011 (note 9)	79,016,425	79,016,425
Preferred B shares - 100,000,000 authorized; 17,600 issued with a $100 stated value and no par value at January 31, 2012 (note 9)	2,153,217	-
Contributed surplus	54,403,682	54,341,320
Accumulated other comprehensive loss	(272,156)	(272,156)
Accumulated deficit from prior operations	(443,861)	(443,861)
Accumulated deficit from development stage	(127,045,448)	(135,474,141)
	7,811,859	(2,832,413)
	$18,897,478	$20,818,512

See accompanying notes to the interim consolidated financial statements.Page

GRAVIS OIL CORPORATION (a development stage enterprise)
Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
(Unaudited)	(United States dollars)

	Three Months Ended January 31		Nine Months Ended January 31		From Development Inception on November 1, 2006 through January 31,
	2012	2011	2012	2011	2012

Revenue and other income
Oil and natural gas sales	$-	$227,709	$430,164	$1,116,014	$3,571,277
Interest and Other Income	227	840	10,761	2,171	1,055,702
	227	228,549	440,925	1,118,185	4,626,979

Expenses
Operating	112,686	779,063	1,262,840	2,413,838	8,688,670
Impairment of oil and gas assets	-	-	-	-	99,064,260
General and administrative (note 12)	314,522	663,439	1,820,286	1,753,656	33,862,246
Depreciation, depletion and accretion	28,899	127,953	260,018	670,429	1,613,159
Loss on marketable securities	-	-	-	-	1,676,173
Interest and accretion	950,043	431,344	2,587,916	801,925	6,476,149
Foreign exchange (gain) loss	11,007	(30,738)	6,399	(348,130)	1,541,159
Change in fair value of derivatives (note 8)	(132,100)	4,478,080	(14,050,348)	1,177,361	(3,825,747)
Change in fair value of exchange shares	-	-	-	-	(18,387,365)
	1,285,057	6,449,141	(8,112,889)	6,469,079	130,708,704

Net income (loss)	(1,284,830)	(6,220,592)	8,553,814	(5,350,894)	(126,081,725)
Foreign exchange translation	-	-	-	(283,771)	(272,156)
Total comprehensive income (loss)	$(1,284,830)	$(6,220,592)	$8,553,814	$(5,634,665)	$(126,353,881)

Net income (loss) per share
Basic	$(0.09)	$(0.47)	$0.61	$(0.40)
Diluted			$0.14

See accompanying notes to the interim consolidated financial statements.Page

GRAVIS OIL CORPORATION (a development stage enterprise)
Interim Consolidated Statement of Shareholders’ Deficit
(Unaudited)	(United States dollars)

					Other		Total
	Common	Preferred A	Preferred B	Contributed	Comprehensive	Accumulated	Shareholders’
	Shares	Shares	Shares	Surplus	Income	Deficit	Deficit
Period from inception to April 30, 2008:
Issued, net of costs	57,217,824	-	-	(167,565)	-	-	57,050,259
Share based compensation	-	-	-	10,384,259	-	-	10,384,259
Foreign exchange translation	-	-	-	-	8,859,733	-	8,859,733
Net loss	-	-	-	-	-	(37,472,384)	(37,472,384)
Balance at April 30, 2008	57,217,824	-	-	10,216,694	8,859,733	(37,472,384)	38,821,867
Issued, net of costs	21,610,709	-	-	(1,363,759)	-	-	20,246,950
Foreign exchange translation	-	-	-	-	(13,832,144)	-	(13,832,144)
Stock-based compensation	-	-	-	784,887	-	-	784,887
Expiry of warrants	-	-	-	43,475,360	-	-	43,475,360
Net loss	-	-	-	-	-	(59,947,271)	(59,947,271)
Balance at April 30, 2009	78,828,533	-	-	53,113,182	(4,972,411)	(97,419,655)	29,549,649
Issued, net of costs	7,638	1,662,467	-	-	-	-	1,670,105
Dividends	-	218,795	-	-	-	(218,795)	-
Foreign exchange translation	-	-	-	-	4,984,026	-	4,984,026
Stock-based compensation	-	-	-	500,293	-	-	500,293
Net loss	-	-	-	-	-	(7,950,359)	(7,950,359)
Balance at April 30, 2010	78,836,171	1,881,262	-	53,613,475	11,615	(105,588,809)	28,753,714
Issued, net of costs	180,254	-	-	-	-	-	180,254
Dividend Preferred A Shares	-	82,274	-	-	-	(82,274)	-
Exchange Preferred A shares	-	(1,963,536)	-	-	-	(537,533)	(2,501,069)
Foreign exchange translation	-	-	-	-	(283,771)	-	(283,771)
Stock-based compensation	-	-	-	727,845	-	-	727,845
Net loss	-	-	-	-	-	(29,709,386)	(29,709,386)
Balance at April 30, 2011	79,016,425	-	-	54,341,320	(272,156)	(135,918,002)	(2,832,413)
Issued, net of costs (note 9)	-	-	2,028,096	-	-	-	2,028,096
Dividend Preferred B Shares	-	-	69,431	-	-	(69,431)	-
Stock-based compensation	-	-	-	45,990	-	-	45,990
Net income (loss)	-	-	-	-	-	9,838,644	9,838,644
Balance at October 31, 2011	79,016,425	-	2,097,527	54,387,310	(272,156)	(126,148,789)	9,080,317
Issued, net of costs	-	-	-	-	-	-	-
Dividend Preferred B Shares	-	-	55,690	-	-	(55,690)	-
Stock-based compensation	-	-	-	16,372	-	-	16,372
Net income (loss)	-	-	-	-	-	(1,284,830)	(1,284,830)
Balance at January 31, 2012	79,016,425	-	2,153,217	54,403,682	(272,156)	(127,489,309)	7,811,859

See accompanying notes to the interim consolidated financial statements.Page

GRAVIS OIL CORPORATION (a development stage enterprise)
Interim Consolidated Statements of Cash Flows
(Unaudited)	(United States dollars)

	Three Months Ended		Nine Months Ended		From Development Inception on November 1, 2006 through January 31, 2012
	January 31		January 31
	2012	2011	2012	2011
Operating activities
Net income (loss)	$(1,284,830)	$(6,220,592)	$8,553,814	$(5,350,894)	$(126,081,725)
Adjustments to reconcile net income (loss) to cash used by operating activities:
Impairment of oil and gas assets	-	-	-	-	99,064,260
Depreciation, depletion and accretion	28,899	127,953	260,018	670,429	1,613,159
Noncash interest and accretion expense	902,737	431,344	2,537,835	801,925	6,426,068
Stock-based compensation	16,372	112,567	62,362	369,864	18,214,600
Unrealized foreign exchange loss (gain)	261	(57,740)	377	(315,586)	1,725,346
Loss on marketable securities	-	-	-	-	1,676,173
Unrealized change in fair value of derivatives	(132,100)	4,478,080	(14,050,348)	1,177,361	(3,825,747)
Change in long-term accounts receivable	2,849	72,925	837	81,764	(290,525)
Unrealized change in fair value of exchange shares	-	-	-	-	(18,387,365)
Interest paid	-	(12,501)	-	(41,124)	(50,083)
Change in non-cash working capital	87,260	(188,214)	(557,158)	23,821	433,816
	(378,552)	(1,256,178)	(3,192,263)	(2,582,440)	(19,482,023)
Financing activities
Line of credit proceeds	-	-	-	-	-
Proceeds from issuance of convertible notes	-	4,000,000	-	6,500,000	7,100,000
Proceeds from issuance of preferred shares	-	-	1,759,900	-	3,896,850
Proceeds from issuance of common shares	-	-	-	-	48,068,853
Proceeds from exercise of stock options and warrants	-	-	-	-	458,945
Transaction costs	-	(105,000)	-	(295,752)	(327,752)
Notes payable	-	-	-	-	(36,182)
Change in escrow	49,074	(2,240,000)	658,000	(2,740,000)	-
	49,074	1,655,000	2,417,900	3,464,248	59,160,714
Investing activities
Expenditures on oil and gas assets	(24,243)	(363,212)	(281,678)	(942,841)	(33,607,384)
Expenditures on administrative assets	-	-	(12,033)	(3,054)	(397,556)
Disposition of oil and gas assets	31,139	-	31,139	-	2,422,216
Acquisitions, net of cash acquired	-	-	-	-	(4,153,508)
Marketable securities	-	-	-	-	(1,675,193)
Change in reclamation deposit	118,943	(1,423)	118,696	(1,444)	(25,000)
	125,839	(364,635)	(143,876)	(947,339)	(37,436,425)
Change in cash and cash equivalents	(203,639)	34,187	(918,239)	(65,531)	2,242,266
Exchange rate fluctuations on cash and equivalents	(261)	(669)	(377)	(10)	(1,988,709)
Cash and cash equivalents, beginning of period	465,122	50,946	1,179,838	150,005	7,665
Cash and cash equivalents, end of period	$261,222	$84,464	$261,222	$84,464	$261,222

See accompanying notes to the interim consolidated financial statements.Page

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

1.	Development Stage and Going Concern:

Gravis Oil Corporation (“Gravis” or the “Company”) is a development stage enterprise that is developing heavy oil properties.  Gravis has been a development stage company since November 2006 and its activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations.

As at January 31, 2012, the Company has a working capital deficiency of $8.0 million, recurring losses and net cash outflows from operating activities and an accumulated deficit during the development stage of $127.0 million.    In October 2011, as a result of the Company’s financial position, cost factors and market conditions, operations on the Missouri oil and gas assets were suspended.  The Company currently has approximately two months of cash available and will need to raise additional funds by means of additional equity issuances, debt financing, or selling of working interests in order to discharge its liabilities and continue its activities.  During September 2011, the Alberta and British Columbia Securities Commissions issued cease trade orders against the Company for failure to file certain information.  The Company has submitted the required information and the Alberta Securities Commission is currently reviewing the Company’s filings.  However, until these cease trade orders are revoked, the Company’s ability to raise capital is significantly restricted and there can be no assurance as to when or if these cease trade orders will be revoked.   In the longer term, the recoverability of the carrying value of the Company’s long-lived assets is dependent upon the Company’s ability to preserve its interest in the underlying properties, the discovery of economically recoverable reserves and the achievement of profitable operations.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the outcome of fund raising and exploration activities cannot be determined at this time, these financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is substantial doubt about the ability of the Company to continue to use the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

2.	Share Consolidation:

Effective June 20, 2011, the Company’s share capital was consolidated on a one-for-ten basis. All common share, preferred share, warrant and stock option figures disclosed herein are reported on a consolidated basis.

3.	Significant Accounting Policies:

(a)
Basis of Presentation:

The accompanying unaudited interim consolidated financial statements of the Company have not been audited and are presented in United States dollars unless otherwise noted and have been prepared by management in accordance with United States generally accepted accounting principles.

In the opinion of management, these unaudited interim consolidated financial statements reflect all of the normal and recurring adjustments necessary to present fairly the financial position at January 31, 2012 and April 30, 2011, the results of operations and cash flows for the three and nine months ended January 31, 2012 and 2011 and for the period from development stage inception on November 1, 2006 to January 31, 2012. In preparing these accompanying unaudited interim consolidated financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and related disclosures. The Company bases its estimates on various assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or circumstances.

Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s annual April 30, 2011 audited consolidated financial statements. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

3.	Significant Accounting Policies - continued

(b)	Principles of Consolidation: These financial statements include the accounts of Gravis and its wholly-owned subsidiary, MegaWest Energy USA Corp. and its wholly owned subsidiaries:

MegaWest Energy Texas Corp.
MegaWest Energy Kentucky Corp.
MegaWest Energy Missouri Corp.
MegaWest Energy Kansas Corp.
MegaWest Energy Montana Corp.

A significant portion of the Company’s activities are conducted jointly with others and these consolidated financial statements reflect only the Company’s proportionate interest in such activities. All intercompany balances and transactions have been eliminated.

(c)
Use of Estimates and Measurement Uncertainty:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements. Actual results may differ from those estimates due to factors such as fluctuations in interest rates, currency exchange rates, inflation levels and commodity prices, changes in economic conditions and legislative and regulatory changes.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, fair value of the Preferred A Shares at the date of their exchange, derivative fair values, stock-based compensation fair values and estimated cost and timing related to asset retirement obligations.

Certain fair value estimates are based on expected volatility of the Company’s share price. In the current period and the year ended April 30, 2011, the Company used a volatility rate based on peer entities rather than historical trading prices of its common shares as used in 2010 and prior years. The volatility of peer entities is considered more representative for the Company due to the dilutive impact of financings completed in 2011 and the limited trading of the Company’s shares on the OTC Bulletin Board.

4.	Oil and Gas Assets:

The following table summarizes the oil and gas assets by project:

Cost	Missouri	Kentucky	Montana	Kansas	Other	Total
Balance, April 30, 2010	$24,936,309	$3,215,682	$686,209	$94,613	$1,354,996	$30,287,809
Additions	1,516,465	102,364	-	4,745	-	1,623,574
Depletion	(720,740)	-	-	-	-	(720,740)
Impairment	(9,066,590)	(3,179,174)	(602,913)	-	-	(12,848,677)
Foreign currency translation	(301,444)	(38,872)	(8,296)	(1,144)	(16,380)	(366,136)
Balance, April 30, 2011	16,364,000	100,000	75,000	98,214	1,338,616	17,975,830
Additions	281,678	-	-	-	-	281,678
Dispositions	(31,139)	-	-	-	-	(31,139)
Depletion	(170,960)	-	-	-	-	(170,960)
Balance, January 31, 2012	$16,443,579	$100,000	$75,000	$98,214	$1,338,616	$18,055,409

During the three and nine months ended January 31, 2012, the Company capitalized $31,948 and $93,863 (January 31, 2011 – $53,151 and $162,775), respectively, of administrative costs and $16,310 and $62,362 (January 31, 2011 – $715 and $4,960), respectively, of stock-based compensation costs, which have been included as part of the Missouri project additions.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

4.	Oil and Gas Assets - continued

(a)
Missouri

Gravis has a 100% working interest in the Marmaton River and Grassy Creek projects. At January 31, 2012, the Company had an average 99.1% working interest in approximately 37,106 unproved net mineral acres of oil and gas leases. Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects. In October 2011, as a result of the Company’s financial position, cost factors and market conditions, operations on the Missouri projects were suspended.

As at April 30, 2011, and at January 31, 2012, the Company performed ceiling test calculations to assess the ceiling limitation of the proved oil properties in Missouri. As at April 30, 2011, the Company determined that its net capitalized costs for the Missouri projects exceeded the ceiling limitation. As a result, the Company recorded an impairment charge of $9,066,590 on the Missouri projects in 2011. As at January 31, 2012, no impairment is required.

(b)
Kentucky

The Company has a 37.5% working interest in the shallow rights and an additional 37.5% working interest in the deep rights in certain oil and gas leases totaling approximately 29,147 unproved mineral acres (10,930 net acres).

During the year ended April 30, 2011, the Company recorded an impairment charge of $3,179,174 on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital. As a result of these factors and to help raise capital for other purposes the Company is seeking to dispose of its interest in this property. To date no offers have been received on the property and the amount that may be ultimately realized is uncertain.

(c)
Montana

The Montana leases total 3,982 gross acres (2,388 net) divided amongst two prospects: Devils Basin and Teton. The leasehold in the Devils Basin prospect totals 1,175 gross acres (881 net acres). Gravis currently owns a 75% working interest in this prospect. There are two active leases in the Teton Prospect totaling 2,807 gross acres (1507 net acres). Gravis currently owns a 53.69% working interest in this prospect. Subsequent to the end of the third quarter, the Teton leases expired on April 17, 2012.

During the year ended April 30, 2011, the Company recorded an impairment charge of $602,913 on the Montana project. The impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project. The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long-term leases with farmout potential and related seismic value.

(d)
Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas. The project is currently suspended, and includes certain oil and gas equipment and a 100% interest in one oil and gas lease covering 320 net acres. On April 2, 2012, the Company sold its interest in the Chetopa Project for cash consideration of $7,100 and for a royalty of $5.00 per bbl on future production with a royalty cap of $1,000,000.

(e)
Other

Other costs consist of five used steam generators and related equipment that will be assigned to future projects. In March 2012, the Company sold one of its five steam generators, located in Lloydminster, Alberta for cash consideration of CDN $215,000.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

5.	Long-term Receivable:

The $294,025 (April 30, 2011 – $294,862) long-term receivable is for capital and operating costs owing from Mega Partners 1, LLC (“MP1”) on the Marmaton River and Grassy Creek projects in Missouri. In July 2010, the Company and MP1 entered into an arrangement whereby the Company reacquired the remaining 10% working interest in the projects in exchange for a 2.75% gross overriding royalty (“GOR”).  Under this arrangement, the Company will recover the balance owing from 50% of the GOR payments to the partner. During the time the receivable is outstanding, the Company earns interest on the outstanding balance at the U.S bank prime rate plus 3%. Included in the reported amount receivable is $25,118 (April 30, 2011 – $15,050) of interest earned on the outstanding balance.  There is no assurance that the Company will collect any or all of these receivables.

6.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated legal obligations required to retire, dismantle, abandon and reclaim the wells and facilities, and the estimated timing of such payments.  The Company estimated the present value of its asset retirement obligations at January 31, 2012 based on a future undiscounted liability of $1,208,293.  These costs are expected to be incurred within one to 24 years.  A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Balance, April 30, 2011	$727,336
Accretion	50,296
777,632
Current portion for cash flows expected to be inccurred within one year	(254,349)
Long-term portion, end of year	$523,283

Expected timing of asset retirement obligations:

Year Ended April 30	Amount
2012	$260,000
2013	-
2014	-
2015	122,200
2016	135,600
Thereafter	690,493
1,208,293
Effect of discount	(430,661)
Total	$777,632

As at January 31, 2012, the Company has $25,000 (April 30, 2011 – $143,696) of reclamation deposits with authorities to secure certain abandonment liabilities in Missouri.

7.	Convertible Notes:

In July 2010, the Company closed a financing with a group of its existing shareholders for $2.5 million of funding.  The transactions included the issuance of $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into $2.5 million junior secured convertible notes (“Junior Notes”) and the reacquisition of a 10% working interest in the Marmaton River and Grassy Creek projects from MPI in exchange for a 2.75% gross overriding royalty on these properties.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”).

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

7.	Convertible Notes - continued

The Senior I and Senior II Notes are senior obligations of the Company secured by the oil and gas assets in the state of Missouri. The Junior Notes are secured by the same assets, but rank behind the Senior I and II Notes in priority.

The investors in the Senior I Notes and the Junior Notes were extended full anti-dilution protection on all convertible securities, including notes and warrants.

For a period of one year following the closing date of each note, the investors in the notes have a right to participate in future financings of the Company.

In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices agreed to for each note, the conversion price of the notes and the exercise price of the warrants automatically reduce to such lower prices.  The number of warrants outstanding will be increased such that the expected exercise proceeds remain unchanged.

The Company incurred $327,752 of transaction costs for the issuance of Senior and Junior Notes which are presented as a deferred asset on the balance sheet and recognized as an expense over the term of the Notes.  During the three and nine months ended January 31, 2012, the Company recognized $47,938 and $144,228 (January 31, 2011 – $48,559 and $75,228) resulting in a deferred asset balance of $79,048 as at January 31, 2012 (January 31, 2011 – $220,524).

The table details the continuity of convertible notes:

	Face Value of the Notes	Carrying Amount of the Notes
Balance, April 30, 2010	$-	$-
Issued	9,601,069	5,909,799
Interest and accretion	-	856,307
Conversion of Senior I Notes	(150,000)	(99,843)
Balance, April 30, 2011	9,451,069	6,666,263
Interest and accretion	-	1,621,896
Balance, January 31, 2012	$9,451,069	$8,288,159

	January 31, 2012	April 30, 2011
Current Portion	$6,336,456	$1,626,243
Long-term portion	1,951,703	5,040,019
	$8,288,159	$6,666,263

(a)
Senior I Notes

The Senior I Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter. The Senior I Notes mature on January 30, 2012 and are convertible at any time at the holder’s option at a conversion price of $0.20 per common share. The Senior I Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met. In the event of redemption before the end of the term, there will be a 5% repayment premium. Note holders may elect to receive the redemption amount in common shares at the conversion price.

In addition, one warrant was issued to the Senior I Note holders for each $0.50 principal amount of the Senior I Notes for a total of 12,500,000 Senior I Warrants (“Senior I Warrants”). The Senior I Warrants are exercisable at $0.20 per share until July 29, 2013.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

7.	Convertible Notes - continued

The fair values of the conversion feature and Senior I Warrants were estimated on the date of issuance using the Black-Scholes pricing model based on a risk-free rate of 0.29% – 0.84%, expected volatility of 75% – 100%, and an expected life of 18 months to 3 years.

In March and April 2011, the Company issued 750,000 common shares on the conversion of $150,000 principal amount of Senior I Notes.

(b)
Senior II Notes

The Senior II Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter. The Senior II Notes mature 18 months after closing (June 28, 2012, July 31, 2012, or September 7, 2012) and are convertible at any time at the holder’s option at a conversion price of $0.20 per common share. The Senior II Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met. In the event of redemption before the end of the term, there will be a 15% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price.

In addition, one warrant has been issued to the Senior II Note holders for each $0.50 principal amount of the Senior Notes for a total of 9,200,000 Senior II Warrants (“Senior II Warrants”). The Senior II Warrants have an exercise price of $0.25 per share, of which 2,400,000 are exercisable until December 28, 2013, 5,600,000 are exercisable until January 31, 2014 and 1,200,000 are exercisable until March 7, 2014.

The fair values of the conversion feature and Senior II Warrants were estimated on the dates of issuance using the Black-Scholes pricing model based on a risk-free rate of 0.29% – .84%, expected volatility of 75% – 100%, and an expected life of 18 months to 3 years.

As at October 31, 2011 $49,073 (April 30, 2011 – $658,000) of Senior II Note proceeds were held in an escrow account. This amount was released from escrow subsequent to October 31, 2011.

(c)
Junior Notes

The Junior Notes pay interest quarterly at an annual rate of 5% in cash or 7.5% in additional Junior Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter. The Junior Notes mature on July 30, 2013 and are convertible at any time at the holder’s option at a conversion price of $0.20 per common share. The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if certain conditions have been met. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. Note holders may elect to receive the redemption amount in common shares at the conversion price.

The fair value of the conversion feature was estimated on the date of issuance using the Black-Scholes pricing model based on a risk-free rate of 0.84%, expected volatility of 100%, and an expected life of 3 years.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

8.	Derivatives:

The table summarizes the Company’s derivative instruments:

	Preferred A Warrants	Preferred B Options	Note Conversion Features	Warrants	Consulting Warrants	Total
Balance, April 30, 2009	$-	$-	$-	$-	$-	$-
Preferred A Warrants (a)	323,564	-	-	-	-	323,564
Preferred B Options (b)	-	138,671	-	-	-	138,671
Foreign Currency Translation	25,479	14,029	-	-	-	39,508
Change in fair value	391,226	437,940	-	-	-	829,166
Balance, April 30, 2010	740,269	590,640	-	-	-	1,330,909
Preferred B Options (b)	-	10,894	-	-	-	10,894
Consulting Warrants (c)	-	-	-	-	166,810	166,810
Senior I Notes (note 7)	-	-	327,790	926,720	-	1,254,510
Senior II Notes (note 7)	-	-	627,830	881,350	-	1,509,180
Junior Notes (note 7)	-	-	927,580	-	-	927,580
Conversion of Senior I Notes	-	-	(84,530)	-	-	(84,530)
Change in fair value	2,479,431	4,520,760	1,070,960	988,820	324,570	9,384,541
Balance, April 30, 2011	3,219,700	5,122,294	2,869,630	2,796,890	491,380	14,499,894
Exercise of Preferred B Options (b)	-	(1,904,496)	-	-	-	(1,904,496)
Expiry of Preferred B Options (b)	-	(259,704)	-	-	-	(259,704)
Preferred B Warrants (b)	-	-	-	1,636,300	-	1,636,300
Change in fair value	(3,171,800)	(2,958,094)	(2,863,490)	(4,318,040)	(479,220)	(13,790,644)
Balance, January 31, 2012	$47,900	$-	$6,140	$115,150	$12,160	$181,350

The fair values of derivative instruments were estimated using the Black-Scholes pricing model based on the following weighted-average assumptions:

	Preferred A Warrants	Conversion Feature Derivative	Preferred B Warrants	Senior Warrants	Consulting Warrants
Risk-free rate	0.20%	0.15%	0.20%	0.25%	0.38%
Expected Volatility	100%	104%	100%	113%	122%
Expected Life	2.83	0.88	4.61	1.96	2.30

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

8.	Derivatives - continued

The following table summarizes the Company’s derivative warrants outstanding and exercisable as at January 31, 2012:

Issuance	Number of Warrants	Weighted Avg. Exercise Price	Weighted Avg. Life Remaining
Preferred A Warrants	19,250,000	$0.20	2.80	years
Preferred B Warrants	15,399,125	0.20	4.60	years
Senior I Warrants	12,500,000	0.20	1.70	years
Senior II Warrants	9,200,000	0.25	2.20	years
Consulting Warrants	2,720,000	0.25	2.30	years
	59,069,125	$0.21	2.92	years

(a)
Preferred A Warrants:

In conjunction with the Preferred A Shares issuance in August 2009, the Company issued 19,250,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at $0.20 per share until August 28, 2014. After May 28, 2010, a cashless conversion option was available only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company. All of the Preferred A Warrants are outstanding as at January 31, 2012 and the Company has no effective registration statement in effect related to the Preferred A Warrant shares.

(b)
Preferred B Option:

On August 28, 2009, in conjunction with the Preferred A Share issuance, the Junior Note holders (then holders of Preferred A Shares) received an option to purchase up to 20,000 Series B convertible preferred shares (”Preferred B Shares”) for a stated value of $100 each until November 26, 2010 (extended until June 7, 2011). Each Preferred B Share is convertible into common shares without payment of additional consideration on the basis of 500 common shares for each Preferred B Share so converted. (the “Preferred B Option”).

On June 7, 2011, 17,599 Preferred B Options were exercised for gross proceeds of $1,759,900 and the remaining 2,401 Preferred B Options expired. Upon exercise, the Company credited $3,664,396 to share capital (note 9(b)) comprised of the cash proceeds and $1,904,496 for the pro-rata share of the Preferred B Option fair value on the date of exercise.

A $2,958,094 fair value adjustment was recognized for the change in fair value from April 30, 2011 to June 7, 2011 and $259,704 was recognized in the statement of operations on the expiry of the remaining Preferred B Options.

In conjunction with the exercise of the Preferred B Options, the Company issued 15,399,125 common share purchase warrants (“Preferred B Warrants”) on the basis of 875 Preferred B Warrants for each Preferred B Share purchased. Each warrant allows the holder to purchase a common share at US$0.20 per share until June 7, 2016. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

The fair value of Preferred B Warrants was estimated on the date of issuance at $1,636,300 using the Black-Scholes pricing model based on a risk-free rate of 1.59%, expected volatility of 100%, and an expected life of 5 years.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

8.	Derivatives - continued

(c)	Consulting Warrants: During 2010, the Company issued the warrants to consultants for professional services:

				Fair Value
Date of Issue	Number of Warrants	Exercise Price	Expiry Date	Issue Date	April 30, 2011	January 31, 2012
7/30/2010	720,000	$0.25	7/20/2013	$81,510	$109,560	$1,040
12/28/2010	2,000,000	$0.25	12/28/2013	85,300	381,820	11,120
	2,720,000			$166,810	$491,380	$12,160

9.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Issued Common Shares:

	Number of Shares	Amount
Balance, January 31, 2012	14,078,947	$79,016,425

(b)	Preferred B Shares:

	Number of shares	Amount
Issued, June 7, 2011 (note 8(b))	17,600	$3,664,396
Preferred B Warrants (note 8(b))	-	(1,636,300)
Dividends	-	125,121
Outstanding, January 31, 2012	17,600	$2,153,217

On June 7, 2011, the Company issued 17,600 Series B convertible preferred shares (the “Preferred B Shares”), with a stated value of $100 for gross cash proceeds of $1,759,900 and convertible into common shares at $0.20 per common share.

The Preferred B Shares carried a cumulative quarterly dividend of 5% payable in cash or, at the Company’s discretion, of 150% of the 5% dividend payable in additional Preferred B Shares. As at January 31, 2012, the Company had declared a total of $125,121 of accumulated dividends. A portion of the dividends were calculated at 15% (instead of 5%) pursuant to the Preferred B Share Subscription Agreement as the Company did not make the dividend payment when it became due on a quarterly basis.

10.	Stock Based Compensation:

Gravis has two equity incentive plans.  The number of shares reserved for issuance in aggregate under both plans is limited to 10% of the issued and outstanding common shares of Gravis.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

As at April 30, 2011 and January 31, 2012, the Company had 1,404,300 stock options outstanding with a weighted average exercise price of $0.57 and 480,000 compensation warrants outstanding with a weighted average exercise price of $0.50.  The following table summarizes information about stock options outstanding and exercisable at January 31, 2012:

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

10.	Stock Based Compensation - continued

As at January 31, 2012, total compensation cost related to non-vested stock options not yet recognized is $66,700 (April 30, 2011 - $110,420) which will be recognized over a weighted average period of 2.7 years.

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Life Remaining	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
$0.50	1,302,000	2.7	$0.50	772,500	$0.50
1.50	97,150	0.5	1.50	75,050	1.50
1.80	5,000	2.2	1.80	2,500	1.80
$6.20	150	0.6	6.20	150	6.20
	1,404,300		$0.57	850,200	$0.59

The following table summarizes information about compensation warrants outstanding at January 31, 2012, all of which are exercisable:

	Number of Warrants	Weighted Avg. Exercise Price	Weighted Avg. Life Remaining at January 31, 2012
Outstanding and exercisable, April 30, 2011 and January 31, 2012	480,000	$0.50	2.43
Aggregate Intrinsic Value at January 31, 2012	-

11.	Per Share Amounts:

	Three Months Ended January 31		Nine Months Ended January 31
	2012	2011	2012	2011
Net income (loss)	$(1,284,830)	$(6,220,592)	$8,553,876	$(5,350,894)
Weighted average number of common shares	14,078,947	133,289,472	14,078,947	133,289,472
Basic net income (loss)	$(0.09)	$(0.47)	$0.78	$(0.40)

	Three Months Ended January 31		Nine Months Ended January 31
	2012	2011	2012	2011
Net income (loss)	$(1,284,830)	$(6,220,592)	$8,553,876	$(5,350,894)
Weighted average number of common shares	14,078,947	133,289,472	14,078,947	133,289,472
Dilutive effect of stock options, warrants, convertible notes, and preferred shares	-	-	45,145,941	-
	14,078,947	133,289,472	59,224,888	133,289,472
Diluted net income(loss)	$-	$-	$0.14	$-

For the three and nine months ended January 31, 2012, the effects of stock options, warrants, and convertible notes were anti-dilutive and therefore not considered in computing net loss per share.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

12.	General and Administrative Expenses:

	Three Months Ended January 31		Nine Months Ended January 31		From Development Inception on November 1, 2006 through January 31, 2012
	2012	2011	2012	2011
Stock-based compensation
Stock options	$16,372	$27,982	$62,362	$208,014	$16,042,256
Compensation warrants	-	-	-	-	152,010
Consulting warrants	-	85,300	-	166,810	1,614,816
Shares issued for services	-	-	-	-	1,955,486
Less: capitalized portion	-	(715)	-	(4,960)	(1,549,968)
	16,372	112,567	62,362	369,864	18,214,600

Salaries and benefits	152,802	243,680	1,201,201	746,093	9,838,284
Professional fees	60,366	290,782	194,748	517,833	3,072,612
Investor relations	135	(55,149)	85,412	46,143	1,048,697
Office administration	112,171	118,473	335,839	206,813	3,818,640
Information technology	4,624	6,237	34,588	29,685	504,558
Less capitalized portion	(31,948)	(53,151)	(93,864)	(162,775)	(2,635,145)
	298,150	550,872	1,757,924	1,383,792	15,647,646
	$314,522	$663,439	$1,820,286	$1,753,656	$33,862,246

13.	Supplemental Cash Flow Information:

	Three Months Ended January 31		Nine Months Ended January 31		From Development Inception on November 1, 2006 through January 31, 2012
	2012	2011	2012	2011
Interest received	$227	$840	$10,761	$2,171	$1,044,941
Interest paid	(1,445)	12,501	-	41,124	50,083
Income taxes paid	-	-	-	-	-
Oil and gas assets aquired through the issuance of common shares	$-	$-	$-	$-	$21,566,252

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

14.	Segmented Information:

Gravis presently has one reportable business segment, that being oil and gas development. Gravis’ corporate and administrative operations are conducted in both Canada and the United States, while all of the oil and gas properties and operations are located in the United States.

	Three Months Ended January 31, 2012			Nine Months Ended January 31, 2012
	Canada	USA	Consolidated	Canada	USA	Consolidated
Revenue	$-	$227	$227	$-	$440,925	$440,925
Expenses¹	208,382	1,076,644	1,285,026	723,395	(8,836,315)	(8,112,920)
Loss	(208,382)	(1,076,448)	(1,284,830)	(723,395)	9,277,271	8,553,876
Oil and gas assets	-	14,949	14,949	1,303,158	16,752,251	18,055,409
Administrative assets	616	(902)	(286)	2,664	9,048	11,712
Oil and gas additions	-	31,620	31,620	-	289,054	289,054
Oil and gas impairment	-	-	-	-	-	-
Administrative asset additions	$-	$-	$-	$3,709	$8,324	$12,033

	Three Months Ended January 31, 2011			Nine Months Ended January 31, 2011
	Canada	USA	Consolidated	Canada	USA	Consolidated
Revenue	$840	$227,709	$228,549	$2,171	$1,116,014	$1,118,185
Expenses¹	5,569,281	879,860	6,449,141	3,461,809	3,007,270	6,469,079
Loss	(5,568,441)	(652,151)	(6,220,592)	(3,459,638)	(1,891,256)	(5,350,894)
Oil and gas assets	-	358,457	358,457	1,338,616	28,916,540	30,255,156
Administrative assets	-	-	-	33,075	-	33,075
Oil and gas additions	-	-	-	-	926,915	926,915
Oil and gas impairment	-	-	-	-	-	-
Administrative asset additions	$-	$-	$-	$3,054	$-	$3,054

(1)	Expense recovery and net income in the three months ended January 31, 2011, and the six months ended January 31, 2012, and 2011 are due to fair value adjustments on derivatives.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

15.	Financial Instruments and Fair Value Measurements:

Expected maturities of the Company’s financial instruments are presented in the following table:

	2012	2013	2014	2015	2016	Total
Cash and cash equivalents	$261,222	$-	$-	$-	$-	$261,222
Cash in escrow	-	-	-	-	-	-
Accounts receivable	7,447	-	-	-	-	7,447
Long-term receivable	10,000	284,025	-	-	-	294,025
	278,669	284,025	-	-	-	562,694

	2012	2013	2014	2015	2016
Accounts payable and accrued liabilities	561,071	-	-	-	-	561,071
Interest payable	1,277,407	-	-	-	-	1,277,407
Liability portion of convertible notes	6,336,456	1,951,703	-	-	-	8,288,159
Derivatives	-	30	43,020	47,900	90,400	181,350
	$8,174,934	$1,951,733	$43,020	$47,900	$90,400	$10,307,987

The carrying values of cash and cash equivalents, cash in escrow, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short terms to maturity.  The long-term receivable is reported at amortized cost which approximates fair value.

Gravis’ financial liabilities are reported at fair value as presented in the following tables:

			Fair Value Measurements Using:
	Carrying Amount	Total Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
January 31, 2012
Liability portion of convertible notes:
Current portion	$6,336,456	$5,891,935	$-	$5,891,935	$-
Long-term portion	1,951,703	1,814,785	-	1,814,785	-
	$8,288,159	$7,706,720	$-	$7,706,720	$-

January 31, 2012
Derivatives:
Consulting Warrants	$11,800	$11,800	$-	$-	$11,800
Senior I Notes	3,330	3,330	-	-	$3,330
Senior II Notes	24,570	24,570	-	-	$24,570
Junior Notes	3,350	3,350	-	-	$3,350
Preferred A Warrants	47,900	47,900	-	-	$47,900
Preferred B Warrants	90,400	90,400	-	-	$90,400
	$181,350	$181,350	$-	$-	$181,350

The effect of changes in the fair value of the derivatives is included in note 8.

GRAVIS OIL CORPORATION (a development stage enterprise)
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended January 31, 2012
(Unaudited)	(United States dollars unless otherwise indicated)

16.	Contingency and Contractual Obligations:

(a)
Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,871 (Cdn$234,098) and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $109,044 (Cdn$108,685). The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,504,924 (Cdn$1,510,816) which otherwise would have been due as follows:

Year Ended April 30
2011	$445,968
2012	445,968
2013	445,968
2014	167,020
Thereafter	-
$1,504,924

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)
Severance Obligation:

At January 31, 2012 pursuant to employment agreements with a senior officer, the Company is obligated to pay up to $195,684 (Cdn$195,040) under certain events around employment termination.

Subsequent Events

In March 2012, the Company completed the sale of oil and gas mineral leases on 2,944 net acres in Missouri for $147,200.00. Additionally, in April 2012, the Company completed the sale of wells, equipment and the lease in Kansas for cash consideration of $7,100 and for a royalty of $5 a barrel on future production with a cap of a $1.0 million. Additionally, in April 2012, the Teton Prospect leases in Montana expired.